Exhibit (d)(28)

Amended Schedule B

Dated May 18, 2015

to the

Investment Sub-Advisory Agreement

Dated October 21, 2013

between

AdvisorShares Investments, LLC

and

The Elements Financial Group, LLC

Pursuant to Paragraph 5, the fees for each Fund, each a series of AdvisorShares Trust, shall be calculated based on the average daily net assets of the Fund, and the Adviser shall pay the Sub-Adviser monthly at the following annual rates:

Fund	Sub-Advisory Fee
AdvisorShares YieldPro ETF	0.50%
AdvisorShares EquityPro ETF	0.50%

Agreed and Accepted:

AdvisorShares Investments, LLC	The Elements Financial Group, LLC

By:	By:

/s/ Dan Ahrens	/s/ Nick Scalzo
Dan Ahrens	Nick Scalzo
Managing Director	Managing Member